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AB 4/28

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2015
WASH. D.C.
201

ANNUAL AUDITED REPORT FORM X-17A-5

PART III

SEC FILE NUMBER
8-53489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEALTHIOS CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Skokie Blvd, Suite 240
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Lakowski, Vice President Finance and Administration 847-849-1737

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisen Berk & Abrams, LTD.

(Name – *if individual, state last, first, middle name*)

455 Cityfront Plaza Drive, Suite 1500	Chicago	IL	60611-5313
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ● Certified Public Accountant
- ○ Public Accountant
- ○ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/28

OATH OR AFFIRMATION

I, David E. Lakowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthios Capital Markets, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BRIAN D GIBSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES

Signature

Vice President Finance and Administration
Title

Notary Public

This report ** contains (check all applicable boxes):

- ● (a) Facing Page.
- ● (b) Statement of Financial Condition.
- ● (c) Statement of Income (Loss).
- ● (d) Statement of Changes in Financial Condition.
- ● (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ○ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ● (g) Computation of Net Capital.
- ● (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ● (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ○ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ○ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ● (l) An Oath or Affirmation.
- ● (m) A copy of the SIPC Supplemental Report.
- ○ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEALTHIOS CAPITAL MARKETS, LLC

YEAR ENDED DECEMBER 31, 2014

[redacted]

HEALTHIOS CAPITAL MARKETS, LLC

YEAR ENDED DECEMBER 31, 2014

CONTENTS

Report of Independent Registered Public Accounting Firm

Member
Healthios Capital Markets, LLC
Northbrook, Illinois

We have audited the accompanying financial statements of Healthios Capital Markets, LLC (an Illinois corporation) (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Healthios Capital Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, and the computation for determination of reserve requirements under Rule 15c3-3 (exemption) and information relating to possession and control requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2015

HEALTHIOS CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,	2014
ASSETS	
Current assets:	
Cash and cash equivalents	$ 220,117
Accounts receivable	1,173,991
Other assets	5,494
Total current assets	1,399,602
Property and equipment:	
Office furniture	5,000
Computers and office equipment	41,719
Leasehold improvements not in service	11,349
	58,068
Less accumulated depreciation	10,465
Property and equipment, net	47,603
Total assets	$1,447,206

See notes to financial statements.

HEALTHIOS CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,	2014
LIABILITIES AND MEMBER'S CAPITAL	
Current liabilities:	
Accounts payable and accrued expenses	$ 65,810
Current portion of deferred rent	18,473
Current portion of capital lease	9,672
Total current liabilities	93,954
Non-current portion of deferred rent	27,709
Non-current portion of capital lease	15,109
Total liabilities	136,772
Member's capital	1,310,434
Total liabilities and member's capital	$ 1,447,206

See notes to financial statements.

HEALTHIOS CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

Year ended December 31,	2014
Revenues:	
Professional services	$ 6,622,436
Gain on sale of securities	86,243
Other income	240,741
Total revenues	6,949,420
Expenses:	
Computer expense	369,035
Conferences and meetings	31,525
Dues and subscriptions	27,830
Employee compensation	3,885,343
Marketing	90,197
Professional fees	584,837
Rent	199,953
Research	149,675
Insurance	8,511
Telephone and data services	145,343
Travel and entertainment	437,660
Depreciation	5,153
Other	74,733
Total expenses	6,009,795
Net income	$ 939,625

See notes to financial statements.

HEALTHIOS CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Member's capital, December 31, 2013	$ 749,218
Net income	939,625
Contribution from parent	18,750
Distribution to parent	(397,159)
Member's capital, December 31, 2014	$ 1,310,434

See notes to financial statements.

HEALTHIOS CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31,		2014
Operating activities:		
Net income	$	939,625
Adjustments to reconcile net income to cash provided by operating activities:		
Gain on sale of securities		(86,243)
Depreciation		5,153
(Increase) decrease in operating assets:		
Accounts receivable		(893,387)
Due from affiliates		99,938
Prepaid expenses		15,300
Other assets		94,590
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		18,341
Deferred rent		(18,472)
Cash provided by operating activities		174,845
Investing activities:		
Proceeds from sale of investments		86,243
Purchase of property and equipment		(11,349)
Cash provided by investing activities		74,894

See notes to financial statements.

HEALTHIOS CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS (CONTINUED)

Year ended December 31,		2014
Financing activities:		
Payments on capital lease		(4,233)
Contribution from parent		18,750
Distribution to parent		(397,159)
Cash used by financing activities		(382,642)
Decrease in cash and cash equivalents		(132,903)
Cash and cash equivalents, beginning of year		353,020
Cash and cash equivalents, end of year	$	220,117
Supplemental disclosures of cash flow information:		
Schedule of non-cash investing in financing transaction:		
Capital lease obligation for acquisition of equipment	$	29,012

See notes to financial statements.

1. Organization and summary of significant accounting policies

Operations:

Healthios Capital Markets, LLC (the Company) was organized on July 27, 2001, pursuant to the provisions of the Delaware Act and commenced operations on November 1, 2001. The Company, headquartered in Northbrook, Illinois, is registered as a securities broker-dealer under the Securities Exchange Act of 1934 and a registered member of the Financial Industry Regulatory Authority (FINRA). The Company engages in mergers and acquisition advisory services. The Company serves healthcare companies in the United States and Europe.

The Company is wholly-owned by Healthios Holdings, LLC (the Parent), a related entity that acts as a holding company, comprised of private investors who also manage the Company.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash equivalents.

Concentration of risk:

The Company places its cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2014, the Company had $16,128 in cash and cash equivalents in excess of federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant risk on cash and cash equivalents.

1. Organization and summary of significant accounting policies (continued)

Accounts receivable:

Accounts receivable represent amounts due but not yet received by year-end. All amounts are due in less than one year and are deemed fully collectible by management. At December 31, 2014, the Company had one customer account receivable representing approximately 81% of the total account receivable balance.

The Company has in place an Accounts Receivable write-off policy, which requires the Healthios Commitment Committee to approve any write-off of customer trade receivables. Write-offs are presented to the Commitment Committee when the age of the receivable warrants.

Property and equipment and related depreciation:

Property and equipment are stated at cost. Depreciation is calculated using straight-line methods over the estimated useful lives of the assets.

Revenue recognition:

The Company earns fees exclusively from client engagements related to mergers and acquisitions and capital raising. Such fees typically take the form of (1) retainers, (2) success fees upon successful capital raise, M&A or partnering event (3) advisory fees and are recognized under the completed contract method, when the collection and amount of fees are assured.

Fees can also be earned from (4) "Earn Outs" and (5) stock warrant exercise. Revenues from "Earn Outs" are recognized when they are readily determinable to be received as cash from the client company. Revenues from exercise of stock warrants are unpredictable and management recognizes revenue on them under the same policy that it recognizes Success Fee Cash revenue, which is at the point in time an exercise event occurs. Expenses are recognized when incurred.

Income taxes:

The Company is treated as a partnership for income tax purposes and is not liable for federal or state income taxes. Each individual member is required to report his distributive share of realized income, gain, loss, deductions or credits on his own income tax return. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years ended prior to December 31, 2011.

2. Commitments

The Company leases office space under a non-cancelable operating lease agreement. The lease, which was originally in the name of Healthios, Inc., an affiliated company with common ownership, was assigned to the Company effective January 13, 2012 and extended until June 30, 2017. The lease agreement included a rent abatement for five months rent free which has been accounted for using the straight-line method and will be amortized over the term of the lease for financial reporting purposes.

In addition to monthly lease payments, the lease agreement requires the Company to pay its prorated share of real estate taxes, insurance and maintenance expenses related to the building. Total office rent expense was $199,953 for the year ended December 31, 2014.

Future minimum rental payments under the office lease are as follows:

Year ending December 31:	Amount
2015	$ 114,442
2016	117,119
2017	59,563
Total	$ 291,124

3. Capital lease payable

The Company entered into a capital lease for office equipment costing $29,012. Monthly lease payments are $806 and amortization has been reflected in the financial statements under depreciation expense. The lease expires in October 2017.

The aggregate amount of future minimum capital lease payments are as follows:

Year ending December 31:	Amount
2015	$ 9,672
2016	9,672
2017	5,437
Total	$ 24,781

4. Related party transactions

The Company has a shared services and space agreement with a related party for use of a portion of the office space for which the Company receives $3,824 per month. The agreement is on a month-to-month basis. Total income related to this agreement was $45,883 for year ended December 31, 2014, which was included in other income for financial reporting purposes.

The Company has a related party under common ownership which provides research and support for the Company. Total expenses paid for these services was $249,861 for year ended December 31, 2014, which was included in professional fees for financial reporting purposes.

5. Net capital requirement

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2014, the Company had net capital of $98,455, which was $92,416 in excess of the required minimum net capital of $6,039. The Company's ratio of aggregate indebtedness to net capital was 0.92:1 at December 31, 2014. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

6. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2014, the financial statement date, through February 27, 2015, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

HEALTHIOS CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2014	
Net capital:	
Member's capital	$ 1,310,434
Non-allowable assets:	
Accounts receivable	1,173,991
Other assets	5,494
Property and equipment, net of accumulated depreciation	32,494
Net capital	98,455
Net capital requirement	6,039
Excess net capital	$ 92,416
Ratio of aggregate indebtedness to net capital	0.92:1
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 90,591

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2014 unaudited FOCUS Part II Report.

HEALTHIOS CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF SECURITIES EXCHANGE ACT OF 1934

YEAR END DECEMBER 31, 2014

Healthios Capital Markets, LLC does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession and control and reserve requirements of Rule 15c3-3 Paragraph (k)(2)(i) of the Securities Exchange Act of 1934.

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
Healthios Capital Markets, LLC
Northbrook, Illinois

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements under Rule 15c3-3 (exemption) and information relating to possession and control requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission, in which (1) Healthios Capital Markets, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2015

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment And Payments (Form SIPC-7)

Member
Healthios Capital Markets, LLC
Northbrook, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Healthios Capital Markets, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and the other specified parties, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled checks, bank statements, and the general ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [internally prepared financial statements], noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [internally prepared financial statements] supporting the adjustments noting no differences.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2015